DLA Piper LLP (US) 1000 Louisiana Street, Suite 2800 Houston, Texas 77002-5005 www.dlapiper.com Frank Wu frank.wu@dlapiper.com T 713.425.8446 F 713.300.6046

September 24, 2013

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:             Russell Mancuso

Tom Jones

Praveen Kartholy

Gary Todd

Re:          Applied Optoelectronics, Inc.

Registration Statement on Form S-1 (File No. 333-190591)
Filed August 13, 2013

Ladies and Gentlemen:

We are submitting this letter on behalf of Applied Optoelectronics, Inc. (the “Company”) to provide additional clarification regarding footnotes 20 and 26 on page 129 of Amendment No. 3 to the Company’s Registration Statement on Form S-1 (the “Registration Statement”).

The Company advises the staff of the Securities and Exchange Commission (the “Staff”) that none of the entities named in footnote 26 on page 129 of the Registration Statement are affiliates of the Company and that none of the Company’s affiliates directly or indirectly have or share voting or investment power over such entities.  The Company has requested from Hwa Chung Venture Capital Co., Ltd. the names of the natural persons who directly or indirectly have or share voting or investment power over the securities of such selling stockholder, but the Company has not been able to obtain the names of all such natural persons; however, footnote 26 currently includes the names of the natural persons and entities that serve as the directors of Hwa Chung Venture Capital Co., Ltd.  The Company notes that some of the directors of such entities may themselves be entities, as opposed to natural persons, and the Company has not been able to obtain the names of all of the natural persons who control such entity directors.  The Company further advises the Staff that the Company believes that the names of such natural persons are not material to an investor because the entities named in footnote 26 are neither affiliates of the Company nor otherwise controlled by the Company’s affiliates and because the total shares proposed to be sold by Hwa Chung Venture Capital Co., Ltd. in the over-allotment granted by the selling stockholders is anticipated to be 2,018 shares of the Company’s common stock, which represents approximately 0.04% of the total shares to be sold in the offering, assuming that the overallotment option is exercised in full.

The Company also advises the Staff that with respect to footnote 20 on page 129 of the Registration Statement, the Company will revise such footnote to reflect that Kevin Ho has been delegated the voting and the investment power by the entity directors currently named, such that all of the natural persons who have voting and investment power of NCKU Venture Capital Co., Ltd. will be identified in footnote 20 on page 129 of the final prospectus.

Please do not hesitate to contact me at (713) 425-8446 if you have any questions.

Sincerely,
DLA Piper LLP (US)

/s/ Frank Wu
Frank Wu
Partner

cc:                                Chi-Hsiang (Thompson) Lin, Applied Optoelectronics, Inc.

James L. Dunn, Jr., Applied Optoelectronics, Inc.

David Kuo, Applied Optoelectronics, Inc.

Philip Russell, DLA Piper LLP (US)

J. Robert Suffoletta, Wilson Sonsini Goodrich & Rosati, P.C.